

June 22, 2015

Via E-mail
Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

> **Re: CollPlant Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 26, 2015**
> **CIK No. 0001631487**

Dear Mr. Tal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. We note the reference to the closing price of your stock on TASE and OTCQX. Please tell us how you intend to determine your offering price. Please also tell us the average daily trading volume of your common stock on the Tel Aviv Stock market as a percentage of outstanding shares.

Overview, Page 1

2. Please revise you summary so that investors who are not familiar with your industry or technology can better understand your disclosure. For example, please revise to clarify the terms "orthobiologics," "recombinant type I human collagen," "platelet-rich plasma," "biofunctionality," "thermal stability," "pristine triple helix," and "high molecular order," among many others.

3.   Your summary disclosure should be a balanced presentation of both the positive and negative aspects of your offering and your company's business. For example, we note your disclosure of your market opportunity in the last sentence in your first paragraph where you describe a market opportunity of $5 billion, yet you have not balanced this disclosure with equally prominent disclosure about your losses and your auditor's doubt about your ability to continue as a going concern. Please revise accordingly.

4.   Please clarify what it means to be in "registration trials" and explain where such trials are taking place. Also, please explain what it means to have a pre-Investigational Device Exemption and describe the hurdles you must overcome to obtain CE marking certification and FDA approval.

5.   In your third paragraph you describe the performance of your rhCollagen according to data in "peer-reviewed scientific publications." It is unclear why you believe it is appropriate to make the statements about your product's performance as your product is not on the market and you do not appear to have completed clinical trials. Please advise or revise.

Advantages of our rhCollagen and rhCollagen-based Products, page 2

6.   In addition to describing the "many advantages" of your product candidate, please balance your disclosure to provide equally prominent discussion of the disadvantages of your product candidates.

7.   Where you disclose that the advantages described here were demonstrated in certain testing, please expand your disclosure to describe briefly the specific trials that demonstrated these results, who conducted the trials, and how the trials were designed.

Our Strategy, page 3

8.   We note your second bullet point. Please clarify whether you intend to use the proceeds of this offering to complete the CE and FDA approval processes and whether you anticipate the proceeds will be enough to complete the trials. If they will not be enough to complete the trials, please revise to disclose in the "Use of Proceeds" section what the proceeds will allow you to accomplish in the trials, the amount of additional financing that will be required to complete the remaining steps, and the anticipated source or sources of the financing.

Our Product Candidates, page 4

9.   Please expand to describe the size and efficacy of the pre-clinical study with rats. Please quantify the number of patients included in your current clinical trial. Also provide similar information regarding the other trials discussed here, such as the wound filler trial mentioned on page 5.

Our Market Opportunity, page 5

10.   Please revise to clarify whether the market for the indications that VergenixSTR and VergenixBVF are intended to address constitutes the "major segments of the orthobiologics market" that currently comprise a $6.7 billion worldwide market, as you disclose on page 6. Similarly clarify your disclosure regarding the indications within the soft tissue repair market and advanced wound care market that your products are intended to address. It is not clear from your current disclosure whether your products will address the entire markets for which you provide quantified disclosure, or only a subset of those markets.

Implications of Our Emerging Growth Company and Foreign Private Issuer Status, page 7

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our clinical trials may not be successful..., page 18

12.   Please explain the term "CRO" and the nature of your relationship with these entities.

An issued patent covering our product…, page 42

13.   Please expand this risk factor to tell us what the impact would be upon your proposed products if this patent is invalidated and revise to remove mitigating language such as "we believe we will prevail."

Management's Discussion and Analysis…, page 66

14.   Please expand your discussion of your agreement with Pfizer to describe the status of your relationship and tell us why you have not filed the agreement as an exhibit. Clarify the current state of development of the product or products you have been developing with Pfizer. In an appropriate section of your document, please further clarify how the intellectual property rights to your products are impacted by your collaboration with third parties.

15.   In your third bullet point you describe a predecessor wound healing product receiving CE certification. Please expand to describe how this product differed from your current product candidates and why you have not sought to develop this predecessor product.

16.   Please expand to disclose the extent of the "preclinical studies" you conducted with two
        of your product candidates and explain what you mean when you describe "successful
        interim results" for your VergenixFG candidate.

Research and Development Expenses, page 71

17.   Please revise to quantify the amount of "participation in research and development
        expenses" contributed by OCS and the U.S.-based corporate collaborator in the
        development of Vergenix BVF compared to the prior year.

General, Administrative and Marketing Expenses, page 71

18.   Please revise to provide additional disclosure about the nature of the management-related
        compensation payments.   For example, please disclose if these are salary related
        increases, additional employees, or related to one-time payments.

Significant Accounting Estimates and Judgments, page 74

19.   We see from page F-23 that you issued options to purchase ordinary shares to the Vice
        President of R&D and the chairman of the board of directors in September and October
        2014.   In that regard, please respond to the following comments:

        •   Please tell us why you do not include the valuation of stock options as a
            significant accounting estimate.

        •   Please tell us the estimated IPO price.   To the extent there is a significant
            difference between the estimated grant-date fair value of your ordinary shares
            during the past twelve months and the estimated IPO price please discuss for us
            each significant factor contributing to the difference.

20.   As a related matter, we see from page F-27 that you issued a significant number of
        options in March and May 2015.   Please tell us the grant-date fair value of the ordinary
        shares used to determine the fair value of the options.   Please reconcile the fair value to
        the estimated IPO price, once available.

Agreement with Yissum Research Development Company…, page 96

21.   Please add a risk factor discussing the reversion right and the patents being registered
        without reflecting Yissum's 1% interest.

Advisory Boards, page 109

22.   With a view to disclosure, please tell us how members of the scientific advisory board
        and the clinical advisory board are appointed, the terms of their appointments, how long

they have served, and whether you have any agreements with them. Please also disclose whether and how members of these boards are compensated.

Compensation of Executive Officers and Directors, page 126

23.   We note your disclosure of aggregate compensation. Please tell us whether you are required to disclose executive compensation on an individual bases in Israel based on a rule approved by the Israeli Parliament in May of 2014.

Employment and Services Agreements, page 126

24.   Please file the service agreement referenced in this section as exhibits or tell us why it is not required to be filed.

Certain Relationships and Related Party Transactions, page 130

25.   Please revise your disclosure to clarify the amounts paid for the securities issued that you describe in this section. Also, quantify the number of shares issued to each participant in the offerings you describe.

26.   Please include as exhibits the agreements you have described in this section, such as the agreement with Flon China Medical and Trauwin Pte Ltd. and your agreements with Yissum, or tell us why you do not believe they are required to be filed.

Principal Shareholders, page 133

27.   Please revise to identify the natural person or persons who hold voting and dispositive control over the shares beneficially owned by entities in the table.

Pre-release of ADSs, page 148

28.   Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Also, to the extent practicable, make clear how and to what extent the depositary may disregard the limit set for the amount of ADSs that may be outstanding at any time.

You may contact Kristin Lochhead at 202-551-3664 or Gary Todd, Senior Accountant, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Mary Beth Breslin, Senior Attorney, at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Mark S. Selinger, Esq.